EXHIBIT 99.1

CONSOLIDATED FINANCIAL STATEMENTS

Fidelity Bankshares, Inc.

and Subsidiaries

Consolidated Financial Statements

Table of Contents

Independent Auditors’ Report	F-2

Consolidated Statements of Financial Position at December 31, 2001 and 2002	F-3

Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002	F-4

Consolidated Statements of Comprehensive Operations for the years ended December 31, 2000, 2001 and 2002	F-5

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2000, 2001 and 2002	F-5

Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	F-6

Notes to Consolidated Financial Statements	F-7

Management’s Assertions as to the Effectiveness of its Internal Control Structure Over Financial Reporting and Compliance with Designated Laws and Regulations	F-36

Independent Accountants’ Report	F-37

Independent Auditors’ Report

Board of Directors and Stockholders of

Fidelity Bankshares, Inc.

West Palm Beach, Florida

We have audited the accompanying consolidated statements of financial position of Fidelity Bankshares, Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002, and the related consolidated statements of operations, comprehensive operations, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Certified Public Accountants

West Palm Beach, Florida

February 14, 2003

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT DECEMBER 31, 2001 AND 2002

	2001	2002
	(In Thousands, except share data)
ASSETS
CASH AND CASH EQUIVALENTS:
Cash and amounts due from depository institutions	$52,944	$66,178
Interest-bearing deposits	43,347	63,488

Total cash and cash equivalents	96,291	129,666

ASSETS AVAILABLE FOR SALE (At fair value):
Municipal bonds and government and agency securities	94,522	89,879
Mortgage-backed securities	201,533	109,755
Corporate debt securities	36,138	35,384

Total assets available for sale	332,193	235,018
LOANS RECEIVABLE, Net of allowance for loan losses—$6,847 and $8,318 at December 31, 2001 and 2002, respectively	1,581,227	1,935,999
OFFICE PROPERTIES AND EQUIPMENT, Net	59,235	67,784
FEDERAL HOME LOAN BANK STOCK, (At cost)	14,577	12,919
REAL ESTATE OWNED	219	—
ACCRUED INTEREST RECEIVABLE	10,745	9,698
DEFERRED INCOME TAX ASSET	5,253	6,785
OTHER ASSETS	37,195	41,528

TOTAL ASSETS	$2,136,935	$2,439,397

LIABILITIES AND STOCKHOLDERS’ EQUITY
LIABILITIES
DEPOSITS	$1,559,436	$1,898,341
OTHER BORROWED FUNDS	36,326	44,416
ADVANCES FROM FEDERAL HOME LOAN BANK	290,266	253,371
ADVANCES BY BORROWERS FOR TAXES AND INSURANCE	3,207	3,185
DRAFTS PAYABLE	12,136	6,181
GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY’S DEBENTURES	28,750	28,750
OTHER LIABILITIES	29,202	36,066

TOTAL LIABILITIES	1,959,323	2,270,310

COMMITMENTS AND CONTINGENCIES (Note 16)

STOCKHOLDERS’ EQUITY:
PREFERRED STOCK, 2,000,000 shares authorized, none issued	—	—
COMMON STOCK ($.10 par value) 30,000,000 authorized shares: outstanding 15,781,244 and 15,869,787 at December 31, 2001 and 2002, respectively	1,578	1,587
ADDITIONAL PAID IN CAPITAL	117,889	125,648
RETAINED EARNINGS—substantially restricted	66,839	77,687
TREASURY STOCK—at cost 338,332 and 1,340,420 shares at December 31, 2001 and 2002, respectively	(1,721)	(21,705)
COMMON STOCK PURCHASED BY:
Employee stock ownership plan	(4,969)	(4,609)
Recognition and retention plan	—	(5,986)
ACCUMULATED OTHER COMPREHENSIVE LOSS
(Net of applicable income taxes)	(2,004)	(3,535)

TOTAL STOCKHOLDERS’ EQUITY	177,612	169,087

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,136,935	$2,439,397

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(In Thousands, except share data)
Interest income:
Loans	$100,650	$113,490	$123,492
Investment securities	3,953	5,072	3,474
Other investments	3,331	3,133	2,895
Mortgage-backed and corporate debt securities	24,646	16,785	8,006

Total interest income	132,580	138,480	137,867

Interest expense:
Deposits	63,890	60,791	40,353
Advances from Federal Home Loan Bank and other borrowings	21,781	20,631	21,415

Total interest expense	85,671	81,422	61,768

Net interest income	46,909	57,058	76,099

Provision for loan losses	1,328	2,054	1,986

Net interest income after provision for loan losses	45,581	55,004	74,113

Other income:
Service charges on deposit accounts	4,012	5,610	7,285
Fees for other banking services	4,534	6,284	8,487
Net gain on sale of loans, mortgage-backed securities and investments	1,441	575	138
Miscellaneous	3,419	1,295	1,081

Total other income	13,406	13,764	16,991

Operating expense:
Employee compensation and benefits	26,645	31,654	37,173
Occupancy and equipment	8,913	10,558	11,649
Gain on real estate owned	(142)	(90)	(119)
Marketing	1,281	1,752	1,970
Federal deposit insurance premium	277	282	290
Miscellaneous	8,429	11,566	12,606

Total operating expense	45,403	55,722	63,569

Income before provision for income taxes	13,584	13,046	27,535

Provision (benefit) for income taxes:
Current	6,761	6,254	11,290
Deferred	(1,698)	(1,088)	(553)

Total provision for income taxes	5,063	5,166	10,737

Net income	$8,521	$7,880	$16,798

Earnings per share:
Basic	$0.54	$0.52	$1.12

Diluted	$0.54	$0.51	$1.11

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(In Thousands)
Net Income	$8,521	$7,880	$16,798
Other comprehensive income (loss), net of tax:
Unrealized gains (losses) on assets available for sale:
Unrealized holding gains (losses) arising during period	2,204	2,124	(41)
Reclassification adjustment for gains realized in net income	(125)	(109)	(39)
Minimum pension liability adjustment	—	—	(1,451)

Subtotal	2,079	2,015	(1,531)

Comprehensive income	$10,600	$9,895	$15,267

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	Common Stock	Additional Paid In Capital	Retained Earnings-Substantially Restricted	Treasury Stock	Employee Stock Ownership Plan	Recognition and Retention Plan	Accumulated Other Comprehen- sive Income (Loss)	Total
	(In Thousands)
Balance — December 31, 1999	$683	$40,937	$57,343	$(9,232)	$(329)	$—	$(6,098)	$83,304
Net income for the year ended December 31, 2000	—	—	8,521	—	—	—	—	8,521
Stock options exercised	2	167	—	—	—	—	—	169
Reclassification of common stock held by SMPIAP and related obligation	—	(191)	—	191	—	—	—	—
Recognition of unrealized increase in fair value of assets available for sale, net of income taxes	—	—	—	—	—	—	2,079	2,079
Amortization of deferred compensation—Employee Stock Ownership Plan	—	188	—	—	329	—	—	517
Cash dividends declared ($ 1.00 per share)	—	—	(2,939)	—	—	—	—	(2,939)

Balance — December 31, 2000	685	41,101	62,925	(9,041)	—	—	(4,019)	91,651
Net income for the year ended December 31, 2001	—	—	7,880	—	—	—	—	7,880
Stock options exercised	1	38	—	—	—	—	—	39
Merger of Mutual Holding Company pursuant to reorganization	—	—	1,352	—	—	—	—	1,352
Exchange of common stock due to reorganization	(686)	(41,139)	—	9,041	—	—	—	(32,784)
Issuance of common stock pursuant to reorganization, net of issuance costs of $2,276,588	1,574	117,301	—	(1,382)	—	—	—	117,493
Reclassification of common stock held by SMPIAP and related obligation	—	339	—	(339)	—	—	—	—
Stock options exercised-after reorganization	4	135	—	—	—	—	—	139
Purchase of common stock by Employee Stock Ownership Plan	—	—	—	—	(5,218)	—	—	(5,218)
Recognition of unrealized increase in fair value of assets available for sale net of income taxes	—	—	—	—	—	—	2,015	2,015
Amortization of deferred compensation—
Employee Stock Ownership Plan	—	114	—	—	249	—	—	363
Cash dividends declared ($ 0.40 per share)	—	—	(5,318)	—	—	—	—	(5,318)

Balance — December 31, 2001	1,578	117,889	66,839	(1,721)	(4,969)	—	(2,004)	177,612
Net income for the year ended December 31, 2002	—	—	16,798	—	—	—	—	16,798
Stock options exercised	7	401	—	—	—	—	—	408
Purchase of treasury stock	—	—	—	(19,957)	—	—	—	(19,957)
Common stock retired	—	(37)	—	—	—	—	—	(37)
Reclassification of common stock held by SMPIAP and related obligation	—	27	—	(27)	—	—	—	—
Recognition of unrealized decrease in fair value of assets available for sale net of income taxes	—	—	—	—	—	—	(80)	(80)
Minimum pension liability adjustment	—	—	—	—	—	—	(1,451)	(1,451)
Allocation and issuance of common stock for Recognition and Retention Plan	2	7,045	—	—	—	(7,047)	—	—
Amortization of deferred compensation —
Employee Stock Ownership Plan	—	323	—	—	360	—	—	683
Recognition and Retention Plan	—	—	—	—	—	1,061	—	1,061
Cash dividends declared ($ 0.40 per share)	—	—	(5,950)	—	—	—	—	(5,950)

Balance — December 31, 2002	$1,587	$125,648	$77,687	$(21,705)	$(4,609)	$(5,986)	$(3,535)	$169,087

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000	2001	2002
	(In Thousands)
CASH FLOWS FROM (FOR) OPERATING ACTIVITIES:
Net Income	$8,521	$7,880	$16,798
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	2,962	3,461	3,661
ESOP compensation expense	526	363	1,744
Accretion of discounts, amortization of premiums and goodwill, and other deferred yield items	(1,644)	(1,424)	(3,138)
Provision for loan losses	1,328	2,054	1,986
Provisions for losses and net (gains) losses on sales of real estate owned	(169)	(90)	(125)
Gain on securities received from insurance carriers demutualization	(2,503)	—	—
Net (gain) loss on sale of:
Loans	(49)	(296)	(74)
Corporate debt and equity securities	(1,183)	—	—
Mortgage-backed securities	(203)	(179)	(64)
Office properties and equipment	77	180	33
Other assets	—	(99)	—
(Increase) decrease in accrued interest receivable	(1,914)	(501)	1,047
Increase in other assets	(3,472)	(6,078)	(3,899)
Increase (decrease) in drafts payable	(2,198)	7,801	(5,955)
Increase in deferred income taxes	(1,698)	(1,088)	(553)
Increase in other liabilities	2,510	3,286	4,387

Net cash provided by operating activities	891	15,270	15,848

CASH FLOW FROM (FOR) INVESTING ACTIVITIES:
Loan originations and principal payments on loans	(192,191)	(220,217)	(310,902)
Principal payments received on mortgage-backed securities	37,634	72,682	124,275
Purchases of:
Loans	(27,164)	(35,063)	(47,167)
Mortgage-backed securities	—	—	(37,054)
Federal Home Loan Bank stock	(4,638)	(534)	(1,186)
Municipal bonds and government and agency securities	(64,406)	(166,995)	(270,000)
Office properties and equipment	(12,726)	(10,969)	(12,853)
Proceeds from sales of:
Other assets	—	100	—
Loans	22,949	35,899	5,146
Federal Home Loan Bank stock	3,274	676	2,844
Corporate debt and equity securities	3,686	—	—
Real estate acquired in settlement of loans	894	423	1,023
Mortgage-backed securities available for sale	17,599	13,932	4,456
Office properties and equipment	500	777	75
Proceeds from dissolution of Fidelity Bankshares, MHC	—	1,352	—
Proceeds from maturities of municipal bonds and government and agency securities	60,500	106,895	274,695
Other	267	(141)	(34)

Net cash used for investing activities	(153,822)	(201,183)	(266,682)

CASH FLOW FROM (FOR) FINANCING ACTIVITIES:
Proceeds from the sale of common stock, net of issuance costs	152	79,659	124
Purchase of treasury stock	—	—	(19,957)
Cash dividends paid	(2,927)	(4,536)	(6,036)
Net increase (decrease) in:
NOW accounts, demand deposits and savings accounts	157,939	118,694	420,985
Certificates of deposit	18,369	(57,076)	(82,080)
Advances from Federal Home Loan Bank	27,292	15,901	(36,895)
Other borrowed funds	(7,766)	29,436	8,090
Advances by borrowers for taxes and insurance	(517)	(286)	(22)

Net cash provided by financing activities	192,542	181,792	284,209

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	39,611	(4,121)	33,375
CASH AND CASH EQUIVALENTS, Beginning of year	60,801	100,412	96,291

CASH AND CASH EQUIVALENTS, End of year	$100,412	$96,291	$129,666

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fidelity Bankshares, Inc. (the “Company”) became the parent of Fidelity Federal Bank & Trust (the “Bank”) on January 29, 1997, as a result of a tax-free reorganization, accounted for in the same manner as a pooling of interests merger. Consequently, the Bank is now a wholly-owned subsidiary of the Company.

The Bank’s lending markets are primarily concentrated in Palm Beach, Martin and St. Lucie counties in Southeast Florida.

The accounting and reporting policies of the Company and its subsidiaries conform, in all material respects, to accounting principles generally accepted in the United States of America (“generally accepted accounting principles”). The following summarizes the more significant of these policies:

Principles of Consolidation—The consolidated financial statements include the accounts of the Company, Fidelity Capital Trust I, the Bank and the Bank’s wholly-owned subsidiaries, Fidelity Realty and Appraisal Services, Inc. (“FRAS”) and Florida Consolidated Agency, Inc. (“Fidelity Insurance”). All significant intercompany balances and transactions have been eliminated. Neither the Bank nor its subsidiaries are or have been involved in any joint ventures during any periods presented.

FRAS, principally, performs appraisals for and sells real estate owned by the Bank. Fidelity Insurance, an insurance agency, sells a full line of insurance products.

Use of Estimates in the Preparation of Financial Statements—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents—For presentation purposes in both the consolidated statements of financial position and cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Securities—Debt securities that management has the positive intent and ability to hold to maturity are classified as “held to maturity” and recorded at amortized cost. Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as “available for sale” and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Interest Rate Risk—The Bank is engaged principally in providing first mortgage loans (both adjustable rate and fixed rate mortgage loans) to individuals (See Note 6 for the composition of the mortgage loan portfolio). Mortgage loans and investment securities are funded primarily with short-term liabilities which have interest rates that vary with market rates over time. Net interest income and the market value of net interest-earning assets will fluctuate based on changes in interest rates and changes in the levels of interest-sensitive assets and liabilities. The actual duration of interest-earning assets and interest-bearing liabilities may differ significantly from the stated duration as a result of prepayment, early withdrawals, and similar factors.

Allowance for Loan Losses—The Company maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing, quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of charge-offs, net of recoveries. The Company’s methodology for assessing the appropriateness of the allowance consists of several key elements, which include a formula allowance and specific allowances.

The formula allowance is calculated by applying loss factors to outstanding loans based on an internal risk grade of such loans or pools of loans. Changes in risk grades of both performing and nonperforming loans affect the amount of the formula allowance. Loss factors are based primarily on the Company’s historical loss experience and may be adjusted for other significant factors that, in management’s judgement, affect the collectibility of the portfolio as of the evaluation date.

Pooled loan loss factors (not individually graded loans) are derived from a model that tracks five years of historical loss experience. Pooled loans are loans that are homogeneous in nature, such as consumer installment and residential mortgage loans.

Specific allowances are established in cases where management has identified significant conditions or circumstances related to a loan that management believes indicate the probability that a loss has been incurred in excess of the amount determined by the application of the formula allowance.

The allowance also incorporates the results of measuring impaired loans. A loan is considered impaired when management determines that it is probable that the Company will be unable to collect all amounts due according to the original contractual terms of the loan agreement. Impairment is measured by the difference between the recorded investment in the loan (including accrued interest, net deferred loan fees or costs and unamortized premium or discount) and the estimated present value of total expected future cash flows, discounted at the loan’s effective rate, or the fair value of the collateral, if the loan is collateral dependent. Impairment is recognized by establishing a specific loan loss allowance for the impaired loan.

Uncollected Interest—The Bank reverses all accrued interest against interest income when a loan is more than 90 days delinquent and ceases accruing interest thereafter. Such interest ultimately collected is credited to income in the period of recovery.

Real Estate Owned—Properties acquired through foreclosure, or a deed in lieu of foreclosure are carried at the lower of fair value less estimated costs to sell, or cost. If the fair value less the estimated cost to sell an individual property declines below the cost of such property, a provision for losses is charged to operations.

Subsequent costs relating to the improvement of property are capitalized in amounts not to exceed the property’s fair value. Costs relating to holding the property are charged to expense when incurred.

The amounts the Bank could ultimately recover from property acquired by foreclosure or deed in lieu of foreclosure, could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the Bank’s control or changes in the Bank’s strategy for recovering its investment.

Office Properties and Equipment—Office properties and equipment are carried at cost less accumulated depreciation. Land is carried at cost. Depreciation is computed on the straight-line method over the estimated useful lives of the assets, which range from three to forty years for buildings and improvements and three to ten years for furniture and equipment.

Goodwill—Goodwill resulting from the acquisition of BankBoynton in 1997 was amortized on a straight-line basis over fifteen years, while goodwill arising for the acquisition of Dunn & Noel in 1999, which became Fidelity Insurance, was being amortized on a straight-line basis over ten years. Beginning January 1, 2002 amortization of goodwill was discontinued as goodwill is subject to impairment testing. Based on current year analysis, no impairment in the carrying value of goodwill was noted. The balance of goodwill included in other assets at December 31, 2001 and 2002 was $ 2,171,000 and $ 2,171,000, respectively.

Long-Lived Assets—Long-lived assets to be held and used by the Company are reviewed to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, the Company bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements, as well as other external market conditions or factors that may be present. If impairment indicators are present or other factors exist that indicate the carrying amount of the asset may not be recoverable, the Company determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of assets at the lowest level for which identifiable cash flows exist. If an impairment has occurred, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset. The fair value of the asset is measured using quoted market prices or, in the absence of quoted fair market prices, fair value is based on the estimate of discounted cash flow analysis.

Drafts Payable—Drafts payable represent checks drawn by the Bank on a third party payer, for savings account withdrawals and payment of the Bank’s expenses. Under the agreement between the Bank and its third party payer, the Bank funds the checks written on the day following their issuance.

Loan Origination Fees and Costs—Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan. Deferred loan fees and costs are amortized to income over the contractual life of the loans using the interest method.

Unearned discounts on consumer loans are amortized to income using the interest method.

Commitment Fees—Non-refundable fees received for commitments to make or purchase loans in the future, net of direct costs of underwriting the commitments, are deferred and, if the commitment is exercised, recognized over the life of the loan as an adjustment of yield. If the commitment expires unexercised, income is recognized upon expiration of the commitment.

Pension and Retirement Plans—The Company’s policy is to fund pension and retirement plan costs as they accrue based on normal cost.

Income Taxes—The Company and its subsidiaries file consolidated federal and state income tax returns (See Note 12).

Deferred income taxes are provided on items recognized for financial reporting purposes in periods different than such items are recognized for income tax purposes.

Stock Option Plans—At December 31, 2002, the Company has three stock-based compensation plans, which are described more fully in Note 14. The Company accounts for those plans using the intrinsic value method prescribed by APB Opinion No. 25 “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) Statement No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	Years Ended December 31,
	2000	2001	2002
Net Income, as reported	$8,521	$7,880	$16,798
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	—	—	(499)

Pro forma net income	$8,521	$7,880	$16,299

Earnings per share:
Basic—as reported	0.54	0.52	1.12
Basic—pro forma	0.54	0.52	1.09

Diluted—as reported	0.54	0.51	1.11
Diluted—pro forma	0.54	0.51	1.08

Earnings Per Common Share—Basic earnings per common share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period less the weighted average unallocated ESOP shares of common stock.

The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued.

Recent Accounting Pronouncements Affecting the Company—In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 “Business Combinations”. The statement makes significant changes to the accounting for business combinations, principally by the elimination of the pooling-of-interests method of accounting for business combinations. This statement, which is effective for business combinations completed after June 30, 2001, also clarifies the criteria for recognition of intangible assets separately from goodwill. The Company has had no business combinations subsequent to the effective date of this promulgation, but will comply with the provisions of SFAS No. 141 in the event of future acquisitions.

In June 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 discontinues the practice of amortizing goodwill and intangible assets with indefinite lives and initiates an annual review for impairment of these assets. As this promulgation relates to the Company, it is effective on January 1, 2002. The Company did not have any impairment in the carrying value of goodwill arising from previous acquisitions. Amortization of goodwill included in the Company’s consolidated statements of operations for the years ended December 31, 2000 and 2001 was $ 255,000 and $ 245,000, respectively.

In October 2002, the FASB issued SFAS No. 147, “Acquisition of Certain Financial Institutions.” This statement addresses the financial accounting and reporting for the acquisition of all or part of a financial institution, except for a transaction between two or more mutual enterprises. This statement removes acquisitions of financial institutions, other than transactions between two or more mutual enterprises, from the scope of SFAS No. 72, “Accounting for Certain Acquisitions of Banking or Thrift Institutions,” and FASB Interpretation No. 9, “Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method.” This statement also provides guidance on the accounting for the impairment or disposal of acquired long-term customer-relationship intangible assets (such as depositor-borrower-relationship intangible assets and credit cardholder intangible assets), including those acquired in transactions between two or more mutual enterprises. The Company adopted this statement as of its effective date of October 1, 2002. The Company has had no acquisitions subsequent to the effective date of this promulgation.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of Statement 148 are effective for interim periods beginning after December 15, 2002, with early application encouraged. This statement is not expected to have a material impact on the Company’s financial statements.

In November 2002, the FASB Interpretation No. (“FIN”) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. This interpretation requires elaborating on the disclosures that must be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this Interpretation are effective for statements issued after December 15, 2002 and its recognition requirements are applicable for guarantees issued or modified after December 31, 2002. This statement is not expected to have a material impact on the Company’s financial statements.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities.” This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The provisions of this Interpretation are effective immediately for variable interest companies created after January 31, 2003, and variable interest after that date. The provisions of this Interpretation are effective in the first fiscal year or interim period beginning after June 15, 2003, for variable interest companies in which an enterprise holds a variable interest that it acquired before February 1, 2003. This statement is not expected to have a material effect on the Company’s financial statements.

Reclassifications—Certain amounts in the consolidated financial statements have been reclassified to be consistent with the current year’s presentation.

2. REORGANIZATION AND SECOND STEP CONVERSION

The Company completed the second step of the mutual-to-stock conversion of its mutual holding company parent on May 15, 2001 and the related common stock offering resulted in the Company selling 8,695,943 shares of common stock for $10.00 per share to certain customers of Fidelity Federal Bank & Trust, its benefit plans, including the employee stock ownership plan, and to existing public stockholders of Fidelity Bankshares, Inc. In addition, 7,048,207 shares were issued to the existing stockholders based on an exchange rate of 2.4165 new shares of common stock for each existing share. At the completion of the conversion, the Company had 15,744,150 shares outstanding.

The conversion was accounted for as a change in corporate from with no subsequent change in the historical basis of the Company’s assets, liabilities and equity. All references in the consolidated financial statements and notes thereto to share data (including number of shares and per-share amounts) have been restated giving retroactive recognition to the exchange rate.

3. MUNICIPAL BONDS AND GOVERNMENT AND AGENCY SECURITIES

    AVAILABLE FOR SALE

Securities available for sale are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)
December 31, 2001:
Municipal Bonds	$1,337	$14	$—	$1,351
United States Government and agency securities	92,991	306	126	93,171

Total	$94,328	$320	$126	$94,522

Weighted average interest rate	4.42%

December 31, 2002:
Municipal Bonds	$641	$28	$—	$669
United States Government and agency securities	88,996	214	—	89,210

Total	$89,637	$242	$—	$89,879

Weighted average interest rate	2.55%

The following table sets forth the contractual maturity of the Bank’s municipal bonds and agency securities available for sale at December 31, 2001 and 2002.

	December 31, 2001		December 31, 2002
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(In Thousands)
Due in one year or less	$15,695	$15,737	$10,136	$10,296
Due in one year to five years	78,633	78,785	79,501	79,583

Total	$94,328	$94,522	$89,637	$89,879

The Bank had total Government and Agency securities available for sale pledged at December 31, 2001 and 2002 of $ 81.9 million and $ 78.9 million, respectively. Of the $ 78.9 million of securities pledged at December 31, 2002, $ 29.5 million was pledged for customer accounts that exceeded $ 100,000, $ 2.9 million was pledged as collateral for Treasury Tax and Loan (“TT&L”) accounts held for the benefit of the federal government, $ 2.1 million was pledged as collateral for trust accounts and $ 44.4 million was pledged as collateral for other borrowed funds.

There were no sales of government and agency securities during the years ended December 31, 2000, 2001 and 2002.

4. MORTGAGE-BACKED SECURITIES AVAILABLE FOR SALE

Mortgage-backed securities available for sale at December 31, 2001 and 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(In Thousands)
December 31, 2001:
FHLMC-fixed rate	$23,983	$440	$25	$24,398
FNMA-fixed rate	31,144	628	—	31,772
GNMA-fixed rate	8,403	127	—	8,530
FHLMC CMO-fixed rate	42,799	324	496	42,627
FNMA CMO-fixed rate	18,137	122	41	18,218
FNMA-adjustable rate	90	1	—	91
FHLMC CMO-adjustable rate	55,038	176	276	54,938
FNMA CMO-adjustable rate	20,815	205	61	20,959

Total	$200,409	$2,023	$899	$201,533

December 31, 2002:
FHLMC-fixed rate	$13,257	$659	$—	$13,916
FNMA-fixed rate	24,797	1,107	—	25,904
GNMA-fixed rate	2,860	139	—	2,999
FHLMC CMO-fixed rate	13,499	153	—	13,652
FNMA CMO-fixed rate	16,030	6	300	15,736
FNMA-adjustable rate	68	1	—	69
GNMA-adjustable rate	5,009	—	—	5,009
FHLMC CMO-adjustable rate	28,097	5	90	28,012
FNMA CMO-adjustable rate	4,440	18	—	4,458

Total	$108,057	$2,088	$390	$109,755

There were $ 17.4 million in sales of mortgage-backed securities classified as available for sale during the year ended December 31, 2000 resulting in proceeds of $ 17.6 million, gross realized gains of $ 203,000 and no gross realized losses. There were $ 13.8 million in sales of mortgage-backed securities classified as available for sale during the year ended December 31, 2001, resulting in proceeds of $ 13.9 million, gross realized gains of $ 179,000 and no gross realized losses. There were $ 4.4 million in sales of mortgage-backed securities classified as available for sale during the year ended December 31, 2002, resulting in proceeds of $ 4.5 million, gross realized gains of $ 64,000 and no gross realized losses.

The Bank had total mortgage-backed securities available for sale pledged at December 31, 2001 and 2002 of $ 47.0 million and $ 94.8 million, respectively. Of the $ 94.8 million of securities pledged at December 31, 2002, $ 25.3 million was pledged for customer accounts that exceeded $ 100,000, $ 40.3 million was pledged to the State of Florida as collateral for certificates of deposit and $ 29.2 million was pledged as collateral for other borrowed funds.

5. CORPORATE DEBT AND EQUITY SECURITIES AVAILABLE FOR SALE

Investment grade, adjustable rate trust preferred securities of other financial institutions at December 31, 2001 and 2002 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)
December 31, 2001
Total	$40,741	$—	$4,603	$36,138

Weighted average interest rate	2.80%

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)
December 31, 2002
Total	$40,740	$—	$5,356	$35,384

Weighted average interest rate	2.23%

All of the corporate debt securities available for sale contractually mature in the years 2027 or 2028. The Bank held no investment in corporate equity securities at December 31, 2001 and 2002.

During 2000, there were no sales of corporate debt securities. During 2000 there were $ 2.5 million in sales of corporate equity securities classified as available for sale resulting in gross proceeds of $ 3.7 million, gross realized gains of $ 1.2 million and no gross realized losses.

During 2001 and 2002, there were no sales of corporate debt securities or corporate equity securities.

During 1998, the Bank began to diversify its investments in mortgage-backed securities by purchasing investment grade rated, floating rate trust preferred securities of other financial institutions. In doing so, the Bank was relying on regulations which permit an investment of up to 35% of its assets in “commercial paper and corporate debt securities.” In November of 1998, the Office of Thrift Supervision (“OTS”) issued TB-73, which among other matters stated concerns over institutions’ investment in trust preferred securities, citing increased interest rate risks as a result of the predominant fixed rate nature of such securities and that some of these securities could have their maturities extended at the issuer’s option. As a result, the OTS adopted limitations on the investment of such securities to 15% of a regulated institution’s equity, but adopted a method by which an institution could appeal the limitation. The Bank appealed to the OTS to permit it to continue its investment at current levels. The OTS has approved the Bank maintaining its current investment in these securities but not to increase its investment. At December 31, 2002, the Bank’s investment in trust preferred securities was 1.5% of its assets and 18.9% of its regulatory capital.

6. LOANS RECEIVABLE

Loans receivable at December 31, 2001 and 2002 consist of the following:

	2001	2002
	(In Thousands)
One-to-four single family, residential real estate mortgages	$944,046	$1,062,956
Commercial and multi-family real estate mortgages	288,321	459,054
Real estate construction-primarily residential	284,495	364,346
Land loans-primarily residential	25,627	29,181

Total first mortgage loans	1,542,489	1,915,537
Consumer loans	105,077	141,343
Commercial business loans	132,881	146,205

Total gross loans	1,780,447	2,203,085
Less:
Undisbursed portion of loans in process	194,662	260,380
Unearned discounts, premiums and deferred loan fees (costs), net	(2,289)	(1,612)
Allowance for loan losses	6,847	8,318

Loans receivable-net	$1,581,227	$1,935,999

The amount of loans on which the Bank has ceased accruing interest or does not charge interest aggregated approximately $ 4,127,000 and $ 6,225,000, net of specific valuation allowances of $ 883,000 and $ 365,000, at December 31, 2001 and 2002, respectively. The amount of interest not accrued relating to non accrual loans was approximately $ 144,000, $ 242,000 and $ 513,000 at December 31, 2000, 2001 and 2002, respectively. The allowance for loan losses is maintained at a level that represents management’s best estimate of losses in the loan portfolio at the balance sheet date that were both probable and reasonably estimable.

An analysis of the changes in the allowance for loan losses is as follows:

	2000	2001	2002
	(In Thousands)
Balance at beginning of period	$3,609	$4,905	$6,847
Current provision	1,328	2,054	1,986
Charge-offs	(142)	(117)	(575)
Recoveries	110	5	60

Ending balance	$4,905	$6,847	$8,318

The Bank originates both adjustable and fixed rate mortgage loans. The Bank had no loans held for sale at December 31, 2001 or 2002.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. An analysis of the recorded investment in impaired loans owned by the Bank at December 31, 2000, 2001 and 2002 and the related allowance for those loans is as follows:

	2000		2001		2002
	(In Thousands)
	Loan Balance	Related Allowance	Loan Balance	Related Allowance	Loan Balance	Related Allowance
Impaired loan balances and related allowances:
Loans with related allowance for loan losses	$207	$151	$1,242	$1,093	$1,145	$546
Loans without related allowance for loan losses	4,844	—	5,680	—	7,248	—

	$5,051	$151	$6,922	$1,093	$8,393	$546

Average balance of impaired loans	$4,673		$5,987		$7,658

No interest income was recorded on impaired loans during the impairment periods shown.

The Bank’s policy on interest income on impaired loans is to reverse all accrued interest against interest income if a loan becomes more than 90 days delinquent and cease accruing interest thereafter. Any interest ultimately collected is credited to income in the period of recovery.

At December 31, 2002, the composition and maturity or repricing of the loan portfolio, net of the undisbursed portion of loans in process is presented below:

Fixed Rate		Adjustable Rate
Term of Maturity	Book Value	Term to Rate Adjustment	Book Value
	(In Thousands)		(In Thousands)
1 year or less	$24,255	1 year or less	$748,988
1 year-3 years	25,938	1 year-3 years	84,928
3 years-5 years	34,627	3 years-5 years	231,212
5 years-10 years	62,729	5 years-10 years	—
10 years-20 years	378,065	10 years-20 years	—
Over 20 years	351,963	Over 20 years	—

Total	$877,577	Total	$1,065,128

Commercial Real Estate Lending—The Bank originates and purchases commercial real estate loans, which are considered by management to be of somewhat greater risk of uncollectibility due to the dependency on income production or future development of the real estate. Accordingly, Bank management establishes greater provisions for probable but not yet identified losses on these loans than on less risky residential mortgage loans. The composition of commercial real estate loans and its primary collateral are approximately as follows:

	2001	2002
	(In Thousands)
Office buildings	$65,992	$124,488
Retail buildings	25,889	33,099
Warehouses	11,846	32,003
Multi family	43,701	45,279
Hotels and motels	1,404	3,368
Land	121,764	150,946
Other property improvements	17,725	69,871

Total	$288,321	$459,054

Under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (“FIRREA”), a federally chartered savings and loan association’s aggregate commercial real estate loans may not exceed 400% of its capital as determined under the capital standards provisions of FIRREA. The Bank is federally chartered and subject to this limitation. FIRREA does not require divestiture of any loan that was lawful when it was originated. At December 31, 2002 the Bank estimates that, while complying with this limitation, it could originate an additional $ 290.5 million, of commercial real estate loans, though the Bank’s current business plan indicates no intentions to do so.

Loans to One Borrower Limitation—The Bank may not make real estate loans to one borrower in excess of 15% of its unimpaired capital and surplus. This 15% limitation results in a dollar limitation of approximately $ 28.3 million at December 31, 2002. At December 31, 2002, the Bank was in compliance with the loans to one borrower limitation under currently existing regulations.

Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial position. The unpaid balances of these loans at December 31, 2001 and 2002 were $ 52.1 million and $ 34.4 million, respectively. Custodial escrow balances maintained in connection with the foregoing loan servicing were $ 232,700 and $ 118,000 at December 31, 2001 and 2002, respectively.

The Bank offers loans to its employees, including Directors and Senior Management at prevailing market interest rates. These loans are made in the ordinary course of business and on substantially the same terms and collateral requirements as those of comparable transactions prevailing at the time.

The loans to Directors, Executive Officers, and associates of such persons amounted to $ 2,396,000 and $ 2,840,000 at December 31, 2001 and 2002, respectively, which did not exceed 5% of stockholders’ equity.

Collateral for Advances from the Federal Home Loan Bank—The terms of a security agreement with the FHLB include a blanket floating lien that requires the Bank to maintain qualifying first mortgage loans as pledged collateral in an amount equal to the advances, when discounted at 75% of the unpaid principal balances (See Note 10).

7. OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2001 and 2002 are summarized as follows:

	2001	2002
	(In Thousands)
Land	$14,061	$16,481
Buildings and improvements	44,605	52,113
Furniture and equipment	18,266	19,759

Total	76,932	88,353
Less accumulated depreciation	17,697	20,569

Office properties and equipment—net	$59,235	$67,784

8. ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2001 and 2002 consists of the following:

	2001	2002
	(In Thousands)
Loans	$8,269	$8,575
Investments	1,515	573
Mortgage-backed and corporate debt securities	961	550

Accrued interest receivable	$10,745	$9,698

9. DEPOSITS

The weighted-average interest rates on deposits at December 31, 2001 and 2002 were 2.65% and 1.95%, respectively. Deposit accounts, by type and range of rates at December 31, 2001 and 2002 consist of the following:

Account Type and Rate	2001	2002
	(In Thousands)

Non-interest-bearing checking accounts	$168,795	$209,695
Interest-bearing checking and funds transfer accounts 2001 and 2002, 0.55 % and 1.35%, respectively	143,744	388,179
Passbook and statement accounts 2001 and 2002, 1.18 % and 1.67%, respectively	206,239	340,709
Variable-rate money market accounts 2001 and 2002, 1.67 % and 1.63%, respectively	190,823	192,003

Total non-certificate accounts	709,601	1,130,586

Certificates:
0.00% - 1.00%	8,158	21,078
1.01% - 2.00%	819	126,774
2.01% - 3.00%	189,044	310,644
3.01% - 4.00%	190,052	97,826
4.01% - 5.00%	283,787	173,915
5.01% - 6.00%	64,150	19,406
6.01% - 7.00%	113,468	15,789
7.01% - 8.00%	357	2,323

Total certificates	849,835	767,755

Total	$1,559,436	$1,898,341

Individual deposits greater than $ 100,000 at December 31, 2001 and 2002 aggregated approximately $ 447.7 million and $ 709.0 million, respectively. Deposit balances up to $ 100,000 are FDIC insured.

Interest on deposit accounts, presented in the consolidated statements of operations, is net of interest forfeited by depositors on early withdrawal of certificate accounts of approximately $ 162,000, $ 156,000 and $ 139,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Scheduled maturities of certificate accounts are as follows:

	December 31,
	2001		2002
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)
Maturity

Less than 1 year	$709,586	83.50	$505,058	65.78%
1 year-2 years	90,579	10.66	147,576	19.22%
2 years-3 years	33,229	3.91	58,941	7.68%
3 years-4 years	3,509.41		25,797	3.36%
4 years-5 years	12,724	1.50	30,180	3.93%
Thereafter	208.02		203.03%

Total	$849,835	100.00%	$767,755	100.00%

Under FIRREA, any insured depository institution that does not meet its applicable minimum capital requirements may not accept brokered deposits after December 7, 1992. This prohibition includes renewals and rollovers of existing brokered deposits and deposit solicitations at higher than prevailing interest rates paid by institutions in the Bank’s normal market area. Even though the Bank meets all of the applicable minimum capital requirements at December 31, 2002, the Bank had no brokered deposits.

Interest expense on deposits consists of the following during the years ended December 31, 2000, 2001 and 2002:

	2000	2001	2002
	(In Thousands)
Passbook accounts	$4,371	$2,936	$4,337
Interest-bearing checking accounts	1,002	1,006	4,026
Money market accounts	6,763	6,529	3,186
Certificate accounts	51,754	50,320	28,804

Total	$63,890	$60,791	$40,353

10. ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank had outstanding advances from the FHLB of $ 290,266,000 with interest rates ranging from 4.51% to 7.01% and $253,371,000 with interest rates ranging from 4.51% to 7.01% at December 31, 2001 and 2002 respectively. The advances at the dates specified are repayable as follows:

Years Ending December 31,	At December 31, 2001	At December 31, 2002
	(In Thousands)
2002	$52,500	$—
2003	2,160	684
2004	606	366
2005	150,000	150,000
2006	—	—
Thereafter	85,000	102,321

Total	$290,266	$253,371

11. GUARANTEED PREFERRED BENEFICIAL INTERESTS IN COMPANY DEBENTURES

On January 21, 1998 the Company issued $ 28.75 million of mandatorily redeemable, Preferred Securities out of a grantor trust, Fidelity Capital Trust I, a Delaware statutory trust, which was created by the Company for this sole purpose. As its only asset, the trust owns $ 28.75 million of Guaranteed Preferred Beneficial Interests in the Company’s Debentures due January 31, 2028, purchased with the proceeds of the preferred securities issuance. Interest from the Company’s debentures is payable quarterly at a rate of 8.375%, annually. Interest expense is recorded as advances from Federal Home Loan Bank and other borrowings on the consolidated statement of operations. The interest will be used to fund distributions on the preferred securities. As a result of the above, the Preferred Securities of the trust are considered fully and unconditionally guaranteed by the Company.

Distributions on the preferred securities are cumulative and are payable at the same rate as the Company’s debentures described above. The Company’s debentures are redeemable in whole at the Company’s discretion at 107% of principal amount and at 100% of principal amount in whole or in part, commencing January 31, 2003. The preferred securities are subject to mandatory redemption, in whole or in part as applicable, upon the repayment of the debentures. The proceeds from the securities, to the extent invested in common stock of the Bank, are considered to be Tier 1 capital for regulatory purposes. Of the net proceeds of $ 27.3 million from the sale of the preferred securities, the Company invested $ 25 million in common stock of the Bank. The preferred securities are traded on the Nasdaq National Market system under the symbol “FFFLP.”

12. INCOME TAXES

Deferred income tax assets and liabilities are computed annually for differences between financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period adjusted for the change during the period in deferred tax assets and liabilities.

The components of the provisions for income taxes for the years ended December 31, 2000, 2001 and 2002 are as follows:

	2000	2001	2002
	(In Thousands)
Current—federal	$5,777	$5,393	$9,712
Current—state	984	861	1,578

Total current	6,761	6,254	11,290

Deferred—federal and state	(1,698)	(1,088)	(553)

Total	$5,063	$5,166	$10,737

The Company’s provision for income taxes differs from the amounts determined by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended December 31,
	2000		2001		2002
	Amount %		Amount %		Amount %
	(Dollars in Thousands)
Tax at federal tax rate	$4,754	35.0%	$4,566	35.0%	$9,637	35.0%
State income taxes, net of federal income tax benefits	482	3.6	463	3.5	974	3.6
Benefit of graduated rates	(73)	(0.5)	(82)	(0.6)	—	—
Employee stock ownership plan	87	0.6	20	0.2	117	0.4
Other	(187)	(1.4)	199	1.5	9	—

Total provision and effective tax rate	$5,063	37.3%	$5,166	39.6%	$10,737	39.0%

The tax effect of temporary differences which give rise to deferred tax assets and deferred tax liabilities are presented below:

	December 31,
	2001	2002
	(In Thousands)
Deferred tax liabilities:
Depreciation	$1,152	$1,256
Loan fee income	2,148	3,576
FHLB stock dividends	727	596
Deferred state taxes	195	224

Gross deferred tax liabilities	4,222	5,652

Deferred tax assets:
Excess of tax bad debt reserve over book reserve	2,109	3,064
Executive death benefit	234	200
Amortization	303	261
Retirement plan	3,847	4,283
Deferred compensation	1,358	1,708
Unrealized depreciation in securities	1,281	1,332
Minimum pension liability adjustment	—	927
Other	343	662

Gross deferred tax assets	9,475	12,437
Less valuation allowances for deferred tax assets	—	—

Gross deferred tax assets	9,475	12,437

Net deferred tax assets	$5,253	$6,785

During 1996, a law was enacted that repealed Section 593 of the Internal Revenue Code for taxable years beginning after December 31, 1995. Section 593 allowed thrift institutions, including the Bank, to use the percentage-of-taxable income bad debt accounting method, if more favorable than the specific charge-off method, for Federal income tax purposes. The excess reserves (deduction based on the percentage-of-taxable income less the deduction based on the specific charge-off method) accumulated post-1987 are required to be recaptured ratably over a six year period beginning in 1996. The recapture has no effect on the Company’s consolidated statement of operations as taxes were provided for in prior years. The timing of this recapture may be delayed for a one or two year period to the extent that the Bank originates more residential loans than the average originations in the past six years. The Bank met the origination requirement for 1996 and 1997 and, therefore, delayed the recapture until the six year period beginning in 1998. The recapture amount of $ 3.7 million will result in payments to the IRS totaling $ 1.4 million which has been previously accrued. As of December 31, 2002, the Company had a remaining recapture amount of $ 679,000, which will result in payments to the IRS totaling $ 238,000. The same legislation forgave the tax liability on pre-1987 accumulated bad debt reserves which would have penalized any thrift choosing to adopt a bank charter because the tax would have become due and payable. The unrecorded potential liability that was forgiven approximated $ 2.9 million.

13. PENSION AND EMPLOYEE BENEFIT PLANS

Savings Plan—Effective January 1, 1988, the Board of Directors approved a 401(k) deferred savings plan for all Bank employees who are 21 years of age with one or more years of service. The 401(k) deferred savings plan allows qualified employees to save from 1% to 15% of their income. Presently, one-half of an employee’s contribution is matched by the Bank, up to 6% of the employee’s salary. The Bank’s matching percentage will be determined annually by the Board of Directors after taking into consideration such factors as profit performance and ability to meet capital requirements. The Bank’s contribution to the plan totaled $ 409,000, $ 358,000 and $ 542,000 for the years ended December 31, 2000, 2001 and 2002, respectively.

Pension Plan—The Bank’s employees hired prior to January 1, 2001 participate in the Bank’s qualified defined benefit pension plan covering substantially all of these employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with the Bank and compensation rates during those years. The Bank’s policy is to fund the qualified retirement plan in an amount that falls between the minimum contribution required by the Employee Retirement Income Security Act and the maximum tax deductible contribution. Plan assets consist primarily of common stock, U.S. Government obligations and certificates of deposit.

The Bank’s employees hired after December 31, 2000 participate in a qualified defined contribution plan in addition to the Bank’s Savings Plan 401(k). The Bank provides these employees with an additional Pension Account within the 401(k) plan. To be eligible for participation, an employee must be 21 years of age. Fidelity Federal will contribute 3% of the employee’s base salary to the pension account for each year that the employee works 1,000 hours. If the employee has completed at least seven years of service, the contribution percentage will increase to 4% annually and after 14 years of service the percentage will increase to 5% annually.

Components of the Bank’s Pension Plan are as follows:

	2001	2002
	(In Thousands)
CHANGE IN BENEFIT OBLIGATIONS
Benefit obligation, beginning of period	$13,437	$15,847
Service cost	1,305	1,561
Interest cost	1,050	1,141
Amendments	299	—
Actuarial loss	623	136
Benefit paid	(867)	(80)

Benefit obligation, end of period	$15,847	$18,605

CHANGE IN PLAN ASSETS
Fair value of plan assets, beginning of period	$12,568	$12,473
Actual return on plan assets	(762)	(1,668)
Employer’s contribution	1,534	1,995
Benefits paid	(867)	(80)

Fair value of plan assets, end of period	$12,473	$12,720

FUNDED STATUS
Funded status	$(3,374)	$(5,885)
Unrecognized net actuarial loss	4,724	7,371
Unrecognized prior service cost	205	188

Net amount recognized-prepaid pension cost	$1,555	$1,674

Adjustment required to recognize minimum liability:
Additional minimum liability	$—	$2,566
Intangible asset	—	188

Accumulated other comprehensive income	—	2,378

Net amount recognized-prepaid pension cost	$1,555	$(704)

Components of net periodic benefit cost are as follows:

	For the Years Ended December 31,
	2000	2001	2002
	(In Thousands)
Service cost	$979	$1,305	$1,561
Interest cost	900	1,050	1,141
Return on assets	(529)	761	1,668
Amortization of prior service cost	(30)	(30)	5
Recognition of net actuarial gain	(458)	(1,766)	(2,499)

Net periodic benefit cost	$862	$1,320	$1,876

For the years ended December 31, 2000, 2001 and 2002, pension expense amounts were based upon actuarial computations.

The assumptions used in computing the present value of the projected benefit obligation and the net periodic pension expense are as follows:

	2000	2001	2002
Discount rate in determining benefit obligation	7.50%	7.25%	6.50%
Rate of increase in future compensation levels for determining benefit obligations	5.25%	5.00%	4.25%
Expected return on plan assets	9.00%	9.00%	9.00%

The Bank funded $ 1,306,000, $ 1,534,000 and $ 1,995,000 as required for the 2000, 2001 and 2002 plan years.

At December 31, 2001 and 2002, the Bank had a minimum pension liability of $0 and $2.6 million, respectively. A minimum pension liability is prescribed when the accumulated benefit obligation in the plan exceeds the fair value of the underlying pension plan assets and accrued pension liabilities. The adjustment is reflected in other comprehensive income and other long-term liabilities, as appropriate.

Retirement Plans-Non-Qualified—During 1989, the Bank established non-qualified defined benefit plans for certain officers and directors. The director’s plan became effective on January 1, 1991. For the years ended December 31, 2000, 2001 and 2002, the net periodic pension expense for the Supplemental Executive Retirement Plan for Officers totaled $ 1,197,000, $ 1,482,000 and $ 1,439,000, respectively. The projected benefit obligation as of December 31, 2001 and 2002, was estimated at $ 10,683,000 and $ 12,817,000, respectively. For 2000, 2001 and 2002, respectively, the discount rates used to measure the projected benefit obligation were 7.50%, 7.25% and 6.50%. The rate of increase in future compensation levels in 2000 was 5.25%, in 2001 was 5.00% and 2002 was 4.25%.

For the years ended December 31, 2000, 2001 and 2002, the net periodic pension expense for the Retirement Plan for the Directors totaled $ 100,000, $ 45,000 and $ 87,000, respectively. The projected benefit obligation for the Retirement Plan for Directors as of December 31, 2001 and 2002 was estimated at $ 1,415,000 and $ 1,460,000, respectively. For 2000, 2001 and 2002, the discount rates used to measure that projected benefit obligation were 7.50%, 7.25% and 6.50%, respectively. For the years ended December 31, 2000, 2001 and 2002, the rate of increase in future compensation levels for the Retirement Plan for Directors was 0.00%.

Incentive Program—The Bank also has a Senior Management Performance Incentive Award Program (“SMPIAP”) to provide the opportunity for those executives to be rewarded in future earnings growth. A designated percentage of income at December 31 of each year is used to determine the award fund contribution. This percentage will be determined annually by the Board of Directors after taking into consideration such factors as profit performance and ability to meet capital requirements. Awards amounting to $ 577,000, $ 424,000 and $ 1,022,000, were made during the years 2000, 2001 and 2002, respectively, for distribution in subsequent years. The assets of the SMPIAP are held in a Rabbi trust for the benefit of senior management. The SMPIAP participants may elect to invest their awards in either Company stock or other third party investment options. Pursuant to the provisions of Emerging Issues Task Force Issue No. 97-14 (“EITF 97-14”) which became effective during 1998, the assets of the Rabbi trust are included in the accompanying financial statements and are accounted as follows: (1) Assets, other than Company stock, (primarily trading securities) are included in other assets at fair value ($ 972,000 at December 31, 2002) with the corresponding obligation to the employees of a like amount included in other liabilities. Changes in the fair value of the assets and changes in the amount of the liability are included in earnings; and (2) Company stock (330,960 shares at December 31, 2002) is carried at cost ($ 1.7 million at December 31, 2002) and included in treasury stock with the corresponding obligation to the employees (which can only be settled through delivery of the shares) of a like amount included in additional paid-in capital.

Employee Stock Ownership Plan—On January 7, 1994, in connection with the Bank’s Plan of Reorganization into a Mutual Holding Company, the Bank adopted a tax qualified Employee Stock Ownership Plan (“ESOP”) for all eligible employees. The ESOP purchased 193,200 shares of the Bank’s stock at the date of the Reorganization. The funds used to purchase the shares were borrowed from a third party lender. Effective June 30, 1997, the loan was purchased and was held by Fidelity Bankshares, Inc. As of December 31, 2000, the loan had been paid in full.

In connection with the Bank’s second step mutual-to-stock conversion of its Mutual Holding Company parent on May 15, 2001, the ESOP purchased an additional 521,758 shares of the Bank’s stock. The funds used to purchase the shares were borrowed from Fidelity Bankshares, Inc. and therefore have been eliminated in consolidation. Beginning March 31, 2002, the Bank will contribute to the ESOP sufficient funds to pay the principal and interest on the loan over 15 years.

Under the ESOP, benefits generally become 100% vested after five years of credited service. However, contributions to the ESOP and shares allocated among participants proportional to repayment of the ESOP loan will be allocated among participants on the basis of compensation in the year of allocation, subject to regulatory maximum limitations. The Bank recognized $526,000, $363,000 and $ 682,000 by a charge against income in 2000, 2001 and 2002, respectively, under this plan.

Bank Recognition and Retention Plan—On May 21, 2002, the Company adopted and the stockholders approved the 2002 Recognition and Retention Plan to encourage key employees and Directors to remain with the Bank. Under the 2002 plan, the Company reserved and granted 347,838 shares of common stock to key employees and outside directors. These granted shares will vest and be allocated to the affected employees and directors ratably over five years, subject to various conditions requiring their acceleration. The Bank recognized $ 1,062,000, by a charge against income in 2002, under the 1994 and 2001 plans.

14. STOCK OPTION PLANS

The Company has reserved 550,237 shares of common stock under our 1994 Incentive Stock Option Plan, which was approved by stockholders on January 7, 1994. The plan provides for the granting of options to key employees until it expires on January 6, 2004. All options were granted at the closing price on the date of grant and were exercisable at a rate of twenty percent per year, not to exceed ten years. At December 31, 2000, 2001 and 2002 there were 150,863, 103,409 and 54,526 options outstanding and exercisable. All of these options expire on January 6, 2004.

The Company has reserved 183,410 shares of common stock under our 1994 Stock Option Plan for Outside Directors, which was approved by stockholders on January 7,1994. The plan provides for the granting of options to directors until it expires on January 6, 2004. All options were granted at the closing price on the date of grant and are exercisable at any time up to ten years. At December 31, 2000, 2001 and 2002 there were 97,519, 97,519 and 81,837 options outstanding and exercisable. All of these options expire on January 6, 2004.

On May 21, 2002, the Company adopted and stockholders approved the 2002 Incentive Stock Benefit Plan. Under the 2002 plan, the Company has reserved 869,594 shares of common stock, of which options to purchase 829,950 shares were granted to key employees and outside directors. The term of the stock option awards is ten years from the date of grant. The 703,900 option awards granted to outside directors and certain executive officers will vest commencing with the first 16 2/3% vested on the date of grant and the remaining shares vesting at 16 2/3% per year over a 5 year period. The remaining 126,050 options granted to other key employees vest at a rate of 20% each year and will be fully vested five years after the date of grant. At December 31, 2002, 39,644 options remained available for grant.

The following table summarizes the status of all Company stock option plans for the three years ended December 31, 2000, 2001 and 2002.

	Options Price
Options Outstanding	Number of Options Outstanding	Average Exercise Price Per Share	Aggregate Price

Balance—December 31, 1999	288,547	$3.76	$1,084,937
Granted	—	—	—
Exercised	(40,165)	3.76	(151,020)
Canceled	—	—	—

Balance—December 31, 2000	248,382	3.76	933,917
Granted	—	—	—
Exercised	(47,454)	3.76	(178,427)
Canceled	—	—	—

Balance—December 31, 2001	200,928	3.76	755,490
Granted	829,950	20.26	16,814,787
Exercised	(64,565)	3.76	(242,764)
Canceled	—	—	—

Balance—December 31, 2002	966,313	$17.93	$17,327,513

The range of exercise prices for options outstanding at December 31, 2002 $3.76 to $20.26. The range of exercise prices for options is due to changes in the price of the Company’s stock over the period of the grants.

The following summarizes information about options outstanding at December 31, 2002.

	Outstanding Options
	Number of Shares	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price
Range of exercise prices:

$ 3.76	136,363	1.0	$3.76
$ 20.26	829,950	9.4	20.26

	966,313	8.2	$17.93

	Exercisable Options
	Exercisable As of December 31, 2002	Weighted- Average Exercise Price
Range of exercise prices:

$ 3.76	136,363	$3.76
$ 20.26	117,315	20.26

	253,678	$11.39

These options will expire if not exercised at specific dates ranging from January 2004 to May 2013. The prices for the options exercisable at December 31, 2002 ranged from $ 3.76 to $ 20.26.

As discussed in Note 1, the Company discloses the pro forma effect on net income and earnings per share had the options granted been accounted for at fair value. The fair value of the options granted in fiscal 2002 have been estimated at the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for estimating the fair value of traded options that have no vesting restrictions and are fully transferable. Because option valuation models require the use of subjective assumptions and changes in these assumptions can materially impact the fair value of the options and the Company’s options do not have the characteristics of traded options, the option valuation models do not necessarily provide a reliable measure of the fair value of its options.

The pro forma disclosures amortize to expense the estimated compensation costs for the Company’s stock options granted in the year 2002 over the options vesting period. The Company did not have any stock options requiring pro forma disclosure in the years 2000 and 2001. The Company’s year 2002 pro forma weighted average fair value of options granted, with related assumptions, are reflected below:

2002
Pro forma weighted average fair value of options granted	4.93
Risk-free interest rate	2.78
Expected life (years)	5.00
Expected volatility	28.93
Annual dividend yield	1.97

15. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the Office of Thrift Supervision (“OTS”). Failure to meet minimum capital requirements can initiate certain mandatory and possible discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk-weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of Tangible capital of not less than 1.5% of adjusted total assets, Total capital to risk-weighted assets of not less than 8%, Tier I capital of not less than 3.0% of adjusted total assets, and Tier I capital to risk-weighted assets of 4.0% (as defined in the regulations). At December 31, 2001 and 2002, the Bank met all capital adequacy requirements to which it was subject.

As of December 31, 2002, the most recent notification from the OTS categorized the Bank as “Well Capitalized” under the framework for prompt corrective action. To be considered well capitalized under Prompt Corrective Action Provisions, the Bank must maintain total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the Bank’s categorization.

As reported in the Company’s 1998 Annual Report, in November of 1998 the OTS issued TB-73, which among other matters, stated concerns over banking institutions’ investment in trust preferred securities, citing increased interest rate risks due to the fixed rate nature of such securities and that some of these securities could have their maturities extended at the option of the issuer. The OTS adopted limitations on the investment of such securities to 15% of a regulated institution’s equity, but adopted a method by which an institution could appeal the limitation. The Bank appealed to the OTS to permit it to continue its investment at current levels and noted in its appeal that its investments had floating rates and the issuer did not have the option to extend the maturities. The OTS has approved the Bank maintaining its current investment in these securities but not to increase its investment. These securities are shown on the Company’s consolidated statements of financial position as corporate debt securities.

The Bank’s actual capital amounts and ratios are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To be Considered Well Capitalized for Prompt Corrective Action Provisions
	Ratio	Amount	Ratio	Amount	Ratio	Amount
	(Dollars in Thousands)
As of December 31, 2001 Stockholders’ Equity and ratio to total assets	8.0%	$170,463

Unrealized decrease in market value of assets available for sale (net of applicable income taxes)		2,004
Goodwill		(2,175)
Disallowed servicing assets		(22)

Tangible capital and ratio to adjusted total assets	8.0%	$170,270	1.5%	$32,064

Tier I (core) capital and ratio to adjusted total assets	8.0%	$170,270	3.0%	$64,129	5.0%	$106,881

Tier I (core) capital and ratio to risk-weighted total assets	12.0%	$170,270	4.0%	$56,524	6.0%	$84,785

Allowable Tier 2 capital:
General loan valuation allowances		5,633

Total risk-based capital and ratio to risk-weighted total assets	12.4%	$175,903	8.0%	$113,047	10.0%	$141,309

Total assets		$2,136,529

Adjusted total assets		$2,137,617

Risk-weighted assets		$1,413,088

As of December 31, 2002 Stockholders’ Equity and ratio to total assets	7.7%	$187,501

Unrealized decrease in market value of assets available for sale (net of applicable income taxes)		2,084
Goodwill		(2,175)
Disallowed servicing assets		(8)

Tangible capital and ratio to adjusted total assets	7.7%	$187,402	1.5%	$36,613

Tier I (core) capital and ratio to adjusted total assets	7.7%	$187,402	3.0%	$73,227	5.0%	$122,044

Tier I (core) capital and ratio to risk-weighted total assets	10.6%	$187,402	4.0%	$70,861	6.0%	$106,291

Allowable Tier 2 capital:
General loan valuation allowances		7,679

Total risk-based capital and ratio to risk-weighted total assets	11.0%	$195,081	8.0%	$141,721	10.0%	$177,152

Total assets		$2,439,654

Adjusted total assets		$2,440,887

Risk-weighted assets		$1,771,518

At periodic intervals, both the OTS and the FDIC routinely examine the Company’s and the Bank’s financial statements as part of their legally proscribed oversight of the savings and loan industry. Based on these examinations, the regulators can direct that the financial statements be adjusted in accordance with their findings.

During the year ended December 31, 2002, an OTS examination resulted in no significant adjustments to the consolidated financial statements.

16. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Bank makes commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The interest rates on both fixed and variable rate mortgage loans are generally based on the market rates in effect on the date the loan application is taken. Commitments generally have fixed expiration dates of no longer than 60 days and other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained by the Bank upon extension of credit is based on management’s credit evaluation of the customer. Collateral held varies but may include single-family homes, marketable securities and income-producing residential and commercial properties. Credit losses may occur when one of the parties fails to perform in accordance with the terms of the contract. The Bank’s exposure to credit risk is represented by the contractual amount of the commitments to extend credit. Allowances for incurred losses on commitments to extend credit are based on management’s best estimate of probable losses that have been incurred as of the consolidated statement of financial position date. If an allowance is deemed necessary, management would record such in other liabilities. At December 31, 2001 and 2002, the Bank provided no such allowances for losses on commitments to extend credit. At December 31, 2002, the Bank had commitments to extend credit for or purchase loans of $ 203.8 million ($ 83.1 million in fixed rate commitments with interest rates ranging from 3.00% to 9.25%, and the balance of commitments in either variable rate or for which rates had not yet been set). At December 31, 2002, the Bank also has a pre-approval program which commits dollar amounts to potential loan customers based on their credit history. This program, however, does not commit to locked in rates. No fees are received in connection with such commitments.

The Bank leases various property for original periods ranging from one to fifty-one years. Rent expense for the years ended December 31, 2000, 2001 and 2002, was approximately $ 1,078,000, $ 1,057,000 and $ 1,024,000, respectively. At December 31, 2002, future minimum lease payments under these operating leases are as follows:

Years Ending December 31,	Amount
(In Thousands)

2003	$1,540
2004	1,655
2005	1,583
2006	1,444
2007	1,297
Thereafter	11,196

Total	$18,715

The Bank has entered into a three year employment agreement with its Chief Executive Officer. This agreement, among other matters, would provide for severance payments of up to three years salary in the event of termination for reasons other than cause. In addition, the Bank has entered into severance agreements with four of its executive officers. The severance agreements would provide for payments of up to three years salary for these executives, but only in the event of change of control of the Bank.

In December 2002, the Board of Directors of the Company adopted a plan for certain executives, under which the Company has agreed to reimburse them for any excise taxes which may be imposed on them under the federal tax code in connection with payments made following a change in control.

17. SUPPLEMENTAL DISCLOSURE OF CASH FLOWS

	For the Years Ended December 31,
	2000	2001	2002
	(In Thousands)
Supplemental Disclosure of Cash Flow Information:
Cash paid for income taxes	$6,546	$6,199	$12,607

Cash paid for interest on deposits and other borrowings	$84,278	$82,720	$61,864

Supplemental Schedule of Noncash Investing and Financing Activities:
Real estate acquired in settlement of loans	$308	$575	$680

18. EARNINGS PER SHARE

The weighted-average number of shares used to calculate basic and diluted earnings per share, including the adjustments for the Bank’s ESOP and stock options for the years ended December 31, 2000, 2001 and 2002, retroactively adjusted to reflect the 2001 stock offering, are as follows:

	For the Year Ended December 31, 2000			For the Year Ended December 31, 2001			For the Year Ended December 31, 2002
	Income (1)	Shares (2)	Per-Share Amount	Income (1)	Shares (2)	Per-Share Amount	Income (1)	Shares (2)	Per-Share Amount

Net income	$8,521,000			$7,880,000			$16,798,000
Basic EPS:
Income available to common stockholders	$8,521,000	15,729,992	$0.54	$7,880,000	15,240,644	$0.52	$16,798,000	14,957,640	$1.12

Effect of diluted shares:
Common stock options		46,848			142,490			135,092

Diluted EPS:
Income available to common stockholders	$8,521,000	15,776,840	$0.54	$7,880,000	15,383,134	$0.51	$16,798,000	15,092,732	$1.11

(1) Numerator

(2) Denominator

Weighted average shares outstanding for the years ended December 31, 2001 and 2002 were reduced for treasury shares held by the Bank’s SMPIAP and increased for the corresponding liability for settlement to the Bank’s employees. (See Note 13).

An analysis of the changes in Accumulated Other Comprehensive (Loss) for the years ended December 31, 2000, 2001 and 2002 is as follows:

	December 31,
	2000	2001	2002
	(In Thousands)
Beginning Balance	$(6,098)	$(4,019)	$(2,004)
Current-period change	2,079	2,015	(1,531)

Ending balance	$(4,019)	$(2,004)	$(3,535)

An analysis of the related tax effects allocated to Other Comprehensive Income (Loss) is as follows:

	December 31, 2000			December 31, 2001			December 31, 2002
	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount	Before-tax Amount	Tax (Expense) Benefit	Net-of-Tax Amount
	(In Thousands)
Unrealized gain (loss) on assets available for sale:
Unrealized holding gains (losses) arising during period	$3,452	$(1,248)	$2,204	$3,482	$(1,358)	$2,124	$(67)	$26	$(41)
Reclassification adjustment for gains realized in net income	(205)	80	(125)	(179)	70	(109)	(64)	25	(39)
Minimum pension liability adjustment	—	—	—	—	—	—	(2,378)	927	(1,451)

Other comprehensive income (loss)	$3,247	$(1,168)	$2,079	$3,303	$(1,288)	$2,015	$(2,509)	$978	$(1,531)

20. DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments—The fair value of the Company’s financial instruments at December 31, 2001 and 2002 is as follows:

	December 31, 2001		December 31, 2002
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)
Assets:
Cash and amounts due from depository institutions	$52,944	$52,944	$66,178	$66,178
Interest-bearing deposits	43,347	43,347	63,488	63,488
Assets available for sale	332,193	332,193	235,018	235,018
Loans receivable (net)	1,581,227	1,587,550	1,935,999	1,981,246
Liabilities:
Deposits	1,559,436	1,569,480	1,898,341	1,908,935
Other borrowed funds	36,326	36,326	44,416	44,416
Advances from the Federal Home Loan Bank	290,266	310,324	253,371	277,202
Guaranteed Preferred Beneficial Interests in Company’s Debentures	28,750	30,059	28,750	29,037

The following methods and assumptions were used to estimate fair value of each major class of financial instrument at December 31, 2001 and 2002.

Cash and Amounts due from Depository Institutions and Interest-Bearing Deposits—The carrying amount of these assets is a reasonable estimate of their fair value.

Assets Available for Sale—The fair value of these securities are based on quoted market prices.

Loans Receivable—The fair value of fixed and variable rate loans is estimated by discounting the future cash flows of the loans using the current rates at which similar loans would be made to borrowers with similar credit rating for the same remaining maturities.

Deposits—The fair value of demand deposits, savings accounts and money market accounts are equal to the amount payable on demand at the reporting date. The fair values of fixed maturity certificate accounts are estimated by discounting the future cash flows of the certificates using the current rates for advances from the Federal Home Loan Bank with similar maturities.

Other Borrowed Funds—Fair value is estimated using rates currently offered for advances from the Federal Home Loan Bank with similar maturities.

Advances from the Federal Home Loan Bank—The fair value of these advances is estimated by discounting the future cash flows of these advances using the current rates at which similar term advances could be obtained.

Guaranteed Preferred Beneficial Interests in Company’s Debentures—The fair value of these securities is based on quoted market price.

Commitments to Extend Credit and Standby Letters of Credit—The fair value of these commitments is insignificant.

Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. Therefore, the fair value estimates presented herein are not necessarily indicative of the amounts which the Bank could realize in a current transaction.

21. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following condensed statements of financial position as of December 31, 2001, and 2002 and the condensed statements of operations and statements of cash flows for the periods then ended should be read in conjunction with the consolidated financial statements and related notes.

	December 31,
	2001	2002
	(In Thousands)
STATEMENTS OF FINANCIAL CONDITION
Assets:
Cash and cash equivalents	$30,308	$4,732
ESOP loan receivable	5,218	4,870
Investment in and advances to subsidiaries	170,463	187,501
Other assets	2,008	2,262

Total assets	$207,997	$199,365

Liabilities	$30,385	$30,278
Stockholders’ equity	177,612	169,087

Total liabilities and stockholders’ equity	$207,997	$199,365

	Years Ended December 31,
	2000	2001	2002
	(In Thousands)
STATEMENTS OF OPERATIONS
Income	$43	$876	$594
Expenses	2,893	3,130	3,496

Loss before income taxes and equity in earnings of Bank	(2,850)	(2,254)	(2,902)
Income tax benefit	1,100	879	1,132

Loss before equity in earnings of subsidiaries	(1,750)	(1,375)	(1,770)
Equity in earnings of subsidiaries	10,271	9,255	18,568

Net income	$8,521	$7,880	$16,798

STATEMENTS OF CASH FLOWS
Cash flow from (for) operating activities:
Net income	$8,521	$7,880	$16,798
Adjustments to reconcile net income to net cash used for operating activities Equity in earnings of subsidiaries	(10,271)	(9,255)	(18,568)
Other	1,294	(1,530)	(272)

Net cash used for operating activities	(456)	(2,905)	(2,042)

Cash flow from (for) investing activities:
Dividends received from subsidiaries	3,000	2,000	—
Issuance of ESOP loan	—	(5,218)	—
Principal payments on ESOP loan	276	—	348
Investment in subsidiaries	—	(40,871)	—
Other	620	1,373	1,987

Net cash provided by (used for) investing activities	3,896	(42,716)	2,335

Cash flow from (for) financing activities:
Proceeds from the sale of stock	152	79,659	124
Purchase of treasury stock	—	—	(19,957)
Cash dividends paid	(2,927)	(4,536)	(6,036)

Net cash provided by (used for) financing activities	(2,775)	75,123	(25,869)

Net increase (decrease) in cash and cash equivalents	665	29,502	(25,576)
Cash and cash equivalents, Beginning of year	141	806	30,308

Cash and cash equivalents, End of year	$806	$30,308	$4,732

22. QUARTERLY FINANCIAL DATA (UNAUDITED)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, except share data)
Year ended December 31, 2001:
Interest income	$34,598	$34,954	$34,694	$34,234
Interest expense	22,778	22,072	19,733	16,839

Net interest income	11,820	12,882	14,961	17,395

Provision for loan losses	580	326	483	665
Non-interest income	2,978	3,131	3,329	4,326
Non-interest expenses	13,297	13,529	13,983	14,913
Income taxes	363	857	1,511	2,435

Net Income	$558	$1,301	$2,313	$3,708

Earnings per share
Basic	$0.04	$0.09	$0.15	$0.24

Diluted	$0.03	$0.08	$0.15	$0.24

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In Thousands, except share data)
Year ended December 31, 2002:
Interest income	$33,677	$34,303	$34,952	$34,935
Interest expense	15,865	15,784	15,627	14,492

Net interest income	17,812	18,519	19,325	20,443

Provision for loan losses	501	316	459	710
Non-interest income	3,722	4,153	4,437	4,679
Non-interest expenses	14,430	15,600	16,459	17,080
Income taxes	2,595	2,655	2,650	2,837

Net Income	$4,008	$4,101	$4,194	$4,495

Earnings per share
Basic	$0.26	$0.27	$0.28	$0.31

Diluted	$0.26	$0.27	$0.28	$0.31

Management’s Assertions

as to the Effectiveness of its Internal Control Structure Over Financial Reporting and Compliance with Designated Laws and Regulations

To the Stockholders:

Financial Statements

The management of Fidelity Bankshares, Inc. and subsidiaries (the “Company”) is responsible for the preparation, integrity, and fair presentation of its published financial statements and all other information presented in this annual report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and, as such, include amounts based on informed judgments and estimates made by management.

Internal Control

Management is responsible for establishing and maintaining effective internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both accounting principles generally accepted in the United States of America and the Office of Thrift Supervision Instructions for Schedules SC, SO, and Reconciliation of Equity Capital included on Schedule SI of the Thrift Financial Reports (TFR instructions). The internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal control can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the institution’s internal control over financial reporting, including safeguarding of assets, for financial presentations in conformity with both accounting principles generally accepted in the United States of America and TFR Instructions for Schedules SC, SO, and Reconciliation of Equity Capital included on Schedule SI as of December 31, 2002. This assessment was based on criteria for effective internal control over financial reporting, including safeguarding of assets, described in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with both accounting principles generally accepted in the United States of America and TFR Instructions for Schedules SC, SO, and Reconciliation of Equity Capital included on Schedule SI, as of December 31, 2002.

The Audit Committee of the Board of Directors is comprised entirely of outside directors who are independent of the Company’s management. The Audit Committee is responsible for recommending to the Board of Directors the selection of independent auditors. It meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting and auditing procedures of the Company in addition to reviewing the Company’s financial reports. The independent auditors and the internal auditors have full and free access to the Audit Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting and any other matters which they believe should be brought to the attention of the Committee.

Compliance with Designated Laws and Regulations

Management is also responsible for ensuring compliance with the federal laws and regulations concerning loans to insiders and the federal and state laws and regulations concerning dividend restrictions, both of which are designated by the Federal Deposit Insurance Corporation (FDIC) as safety and soundness laws and regulations.

Management assessed its compliance with the designated safety and soundness laws and regulations and has maintained records of its determinations and assessments as required by the FDIC. Based on this assessment, management believes that the Company has complied, in all material respects, with the designated safety and soundness laws and regulations for the year ended December 31, 2002.

By:	/s/ VINCE A. ELHILOw	By:	/s/ RICHARD D. ALDRED
	President and Chief Executive Officer		Executive Vice President-Chief Financial Officer

February 14, 2003

Independent Accountants’ Report

To the Audit Committee

Fidelity Bankshares, Inc.

West Palm Beach, Florida

We have examined management’s assertion, included in the accompanying report on Management’s Assertions as to the Effectiveness of its Internal Control Structure over Financial Reporting and Compliance with Designated Laws and Regulations, that Fidelity Bankshares, Inc. and subsidiaries (the “Company”) maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with both accounting principles generally accepted in the United States of America and the Office of Thrift Supervision Instructions for Thrift Financial Reports for Schedules SC, SO, and the Reconciliation of Equity Capital included on Schedule SI as of December 31, 2002 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO report”). Management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on management’s assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of internal control over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

Because of inherent limitations in any internal control, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of internal control over financial reporting to future periods are subject to the risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assertion that the Company maintained effective internal control over financial reporting, including safeguarding of assets, presented in conformity with both accounting principles generally accepted in the United States of America and the Office of Thrift Supervision Instructions for Thrift Financial Reports for Schedules SC, SO, and the Reconciliation of Equity Capital included on Schedule SI as of December 31, 2002, is fairly stated, in all material respects, based on the criteria established in the COSO report.

Deloitte & Touche LLP

Certified Public Accountants

West Palm Beach, Florida

February 14, 2003